FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/19/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing market on events concerning its Argentine subsidiary Siderar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes

Name: Raul Darderes

Title: Secretary of the Board of Directors

Dated: April 19, 2011

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium informs the market on events concerning its Argentine subsidiary Siderar

Luxembourg, April 18, 2011 – Ternium S.A. (NYSE: TX) provided today information to the market on certain events concerning its Argentine majority-owned subsidiary Siderar S.A.I.C.

As of the date hereof, 25.97% of Siderar is held by the Administración Nacional de la Seguridad Social (“ANSeS”), Argentina’s governmental social security agency. ANSeS became a shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system.

Investments held by the private pension funds were subject to certain restrictions, including a cap preventing them to exercise more than 5% of any company’s voting rights (regardless of their share participation in any such company), and the act of Congress ordering the transfer of assets from the private pension funds to ANSeS provided that all limitations applicable to the pension funds would continue to apply to ANSeS. However, on April 13, 2011, the Argentine Executive Branch issued Decree 441/2011, which purports to abrogate the 5% cap on voting rights. Siderar and Ternium believe that Decree 441/2011 is unconstitutional based on, among other reasons, the absence of the urgency grounds that must be met for an act of Congress to be amended by a decree of the Executive Branch.

On April 15, 2011, Siderar’s annual general shareholders’ meeting resolved, among other things, to approve a dividend payment of AR$1.5 billion (US$370 million) to be made available to shareholders (including Ternium) beginning on May 6, 2011.  At that meeting, Ternium objected to the exercise by ANSeS of voting rights in excess of the 5% cap; however, ANSeS was allowed to record its vote as though the 5% restriction did not apply. Although the ANSeS representative voted against the dividend payment and most other resolutions proposed by Siderar’s board of directors, ANSeS did not prevail in any vote, even computing its votes without giving effect to the voting cap. Following the dividend approval, the shareholders’ meeting was suspended until May 11, 2011.

After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina’s securities regulator, declared Siderar’s shareholder meeting  (including the resolution approving the US$370 million dividend) void for “administrative purposes.” Siderar and Ternium believe that the CNV resolution is illegal and will challenge it in court. Ternium also intends to challenge in court Decree 441/2011. However, Ternium cannot give any assurance that it will collect the dividend approved by its subsidiary Siderar on its scheduled payment date.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.